Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

The following is a transcript of an interview of Mihir Dange, CEO of XCF Global Capital and Kristina Ayanian of Nasdaq MarketSite, as published on https://www.nasdaq.com/videos/xcf-global-capital-pioneering-frontier-sustainable-aviation-fuel on December 18, 2024:

00:05 From NASDAQ's Market site,
00:07 I'm your host, Christina Ainian.
00:09 And joining me today is CEO of XCF Global Capital,
00:13 Maher Dange Mahir, thank you for joining us. Welcome.
00:16 Thank you. Thank you for having me.
00:17 Let's start broad. You have a very unique to stage production process.
00:20 How does this give you a competitive edge in the SAF market?
00:23 So, importantly, the two step process
00:27 allows us to preprocess these vegetable oils that we bring in.
00:31 Most importantly, we have a vegetable oil that we convert
00:34 into jet fuel, pretty incredible.
00:38 But that two step process allows us to pull in all different types of feedstock.
00:43 So anything that's a free fatty acid,
00:45 used cooking oil or anything with
00:47 that fatty acid allows us to put it through that preprocessing facility,
00:52 and then the actual process of converting that into your sustainable aviation fuel.
00:57 Really is a very mission driven approach.
01:00 The SAF achieved such a significant reduction
01:03 in carbon intensity compared to conventional jet fuels.
01:06 Why? And how does this happen?
01:07 I mean, it's important.
01:09 We're trying to save the planet, right?
01:10 And we're starting to see the transition in solar,
01:15 electric cars, renewable diesel.
01:18 The idea is that we need to protect our planet.
01:22 And in order to protect the planet,
01:24 we have not made many advances in airlines.
01:27 And what we're doing in particular is
01:30 converting this vegetable oil into sustainable aviation fuel.
01:35 It reduces greenhouse gas emissions by up to 80%.
01:38 And, I mean, it's for our children.
01:42 The numbers speak for themselves, too.
01:44 Talk to me about the feedstock flexibility component.
01:47 So the feedstock flexibility is really important on a go forward basis
01:51 because you need to be able to pull in a free fatty acid in order to convert it over.
01:57 There are multiple pathways that you'll start
01:59 finding come up and online to convert into Jet fuel.
02:02 But that flexibility allows a company like ours or any company
02:07 who really has the desire to help the planet to tap into what's readily available, right?

02:13 And what you might find is readily available
02:15 today may not be readily available in the future,
02:18 and you need that adaptability.
02:20 Then what role do some of these industry partnerships play within your strategy?
02:24 I mean, the partnerships are everything, right?
02:26 We could create this, but if it doesn't get into the right hands,
02:29 it doesn't get into the wing of an airplane or get
02:34 across into Europe to wherever it needs to go, it's a real problem, right?
02:40 So the partnerships are ones that allows accelerate visibility,
02:45 build the brand, but also get the product where it needs to go.
02:50 And then finally, what role will the SPAC merger play in your entire strategy?
02:56 So the SPAC merger is critical to getting the word out, right?
03:00 Our combination with focus Impact BH three,
03:03 allows us to have the vehicle to go public will be public.
03:07 And once we're public, we will have one of
03:10 the first sustainable aviation fuel companies that is an investable product.
03:15 So we think that's an important part of
03:17 the go forward plan in order to have people or investors come and
03:21 invest in a product that they can be proud of and that's
03:24 actually transitioning the environment and doing good for the planet.
03:28 You're really pioneering a new wave of innovation, in that sense.
03:31 The plan. You know, that's the plan. We want to do it.
03:33 We want to do it, and we want to do it visibly and, you know, let the world know.
03:37 That's amazing. We wish you much continued success,
03:39 and we're really excited to continue following
03:41 your journey here, thank you so much for joining.
03:42 Thank you so much for having us.

On December 19, 2024, XCF Global Capital published the following post on LinkedIn:

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3 Acquisition Company’s (“BHAC”) and XCF Global Capital’s (“XCF”) expectations with respect to future performance and anticipated financial impacts of the business combination and the acquisitions of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the New Rise acquisitions and the timing of the consummation of the business combination and the New Rise acquisitions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by BHAC and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by BHAC’s public stockholders in connection with the business combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or the New Rise acquisitions or with regard to the Company’s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against BHAC, XCF, Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of BHAC (“NewCo”) or others; (5) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the inability of XCF to successfully or timely consummate the New Rise acquisitions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (8) the ability to meet stock exchange listing standards following the consummation of the business combination; (9) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch operations in the New Rise plant in Reno, Nevada in the near future; (10) the risk that the proposed transactions disrupt current plans and operations of BHAC or XCF as a result of the announcement and consummation of the proposed transactions; (11) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the proposed transactions; (13) changes in applicable laws or regulations; (14) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (15) the possibility that BHAC, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (16) the availability of tax credits and other federal, state or local government support (17) risks relating to XCF’s and New Rise’s key intellectual property rights; and (18) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of BHAC, dated October 4, 2021, and other filings with the Securities and EC from time to time, including the registration statement on Form S-4, as amended, initially filed with the Securities and Exchange Commission (the “SEC”) by NewCo on July 31, 2024 (the “Registration Statement”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or BHAC’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that BHAC or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BHAC’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication. These forward-looking statements should not be relied upon as representing BHAC’s or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While BHAC or XCF may elect to update these forward-looking statements at some point in the future, BHAC and XCF specifically disclaim any obligation to do so.

Additional Information about the Proposed business combination and Where to Find It

In connection with the proposed business combination, BHAC and XCF have prepared, and NewCo and XCF have filed with the SEC, the Registration Statement containing a prospectus with respect to the securities to be issued in connection with the business combination, a proxy statement with respect to the stockholders’ meeting of BHAC to vote on the business combination and certain other related documents. Investors, securityholders and other interested persons are urged to read the preliminary proxy statement/prospectus in connection with BHAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the business combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus, when available, because the proxy statement/prospectus contains important information about BHAC, XCF and the business combination. When available, BHAC will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that BHAC will send to its stockholders in connection with the business combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by BHAC, XCF or NewCo, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

BHAC, NewCo and each of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of BHAC’s stockholders in connection with the business combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of BHAC’s stockholders in connection with the business combination is included in the Registration Statement and the proxy statement/prospectus included therein, which has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of BHAC’s directors and officers in BHAC’s filings with the SEC and such information is also in the Registration Statement that has been filed with the SEC, which includes the preliminary proxy statement/prospectus of BHAC for the business combination.

XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of BHAC in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is included in the Registration Statement and the proxy statement/prospectus included therein, which has been filed with the SEC.

No Offer or Solicitation

This communication relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.